January 6, 2016

Robert F. Telewicz, Accounting Branch Chief,

            Office of Real Estate and Commodities

Paul Cline, Staff Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	KBS Legacy Partners Apartment REIT, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 9, 2015

File No. 000-54673

Dear Mr. Telewicz and Mr. Cline:

We are writing in response to the comment letter from Robert Telewicz, Accounting Branch Chief, Office of Real Estate and Commodities, dated December 21, 2015, regarding KBS Legacy Partners Apartment REIT, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).

For your convenience, we have reproduced below the comment and included the Company’s response to that comment.

Form 10-K for the year ended December 31, 2014

Item 5 – Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

We note that your third party valuation expert concluded that the range in estimated value per share was between $8.99 and $11.07. We further note that you chose an “approximate mid-range value” of $10.14. However, an exact mid-range value appears to be $10.03. Please tell us and revise disclosures in future periodic filings to discuss the facts and circumstances considered and relied upon in choosing the approximate midrange value of $10.14 instead of an exact mid-range value of $10.03 or any other value within the range. To the extent multiple factors were considered, your response should discuss the weight placed on each factor and the reason any particular factor was favored over another.

Response: The estimated value per share the Company disclosed in the Form 10-K was calculated based on the actual final appraised values of each of the Company’s real estate properties performed by CBRE, Inc., an independent third-party appraisal firm (“CBRE Inc.”). As disclosed in the Form 10-K, CBRE Inc. appraised each of the Company’s real estate properties owned as of September 30, 2014 using various methodologies, including the direct capitalization approach, discounted cash flow analyses and the sales comparison approach and relied primarily on the direct capitalization approach for the final appraised value of each of the

Company’s real estate properties. The direct capitalization approach applies a current market capitalization rate to the properties’ net operating income. The Company’s estimated value per share was then determined by adding the final appraised values of the Company’s real estate properties to the value of the Company’s cash, other assets and then subtracting the Company’s mortgage debt and other liabilities. This net asset value was divided by the number of the Company’s shares of common stock outstanding as of September 30, 2014.

The Company engaged an affiliate of CBRE Inc., CBRE Capital Advisors, Inc., an independent investment banking firm (“CBRE Cap”), to provide a calculation of the range in estimated value per share of the Company’s common stock as of September 30, 2014. CBRE Cap based its calculation of the range of estimated value per share on a sensitivity analysis on the appraised values of the Company’s real estate properties performed by CBRE Inc. In order to complete this sensitivity analysis and calculate the range of estimated value per share, CBRE Cap applied the direct capitalization valuation method to the real estate property values by using the stabilized net operating income calculated by CBRE Inc. in its appraisals for each of the Company’s real estate properties and adjusting the capitalization rates used by CBRE Inc. in its appraisals up by 5% and down by 5%. As with the final appraisals of the Company’s real estate properties, the method used in calculating the range was the direct capitalization method.

The significant factor in causing the estimated value per share to be an “approximate” and not an “exact” mid-range value relates to the calculation of the high end of the range. If the Company’s real estate properties were valued at the high end of the range, the repayment of asset management fees that the Company’s advisor has agreed to defer and the payment of certain incentive fees to the Company’s advisor would be triggered. In its calculation, CBRE Cap reduced the high end of the range by the per share amount of these fees (approximately $0.24) because their repayment would be triggered. Thus, the Company’s estimated value per share is slightly skewed towards the higher end of the range calculated by CBRE Cap because the higher end has been reduced by the amount of the fees. In essence, the outside limits of the range necessarily vary as opposed to the estimated value per share itself.

Additionally, the impact on the estimated value per share noted above was slightly offset by the mathematical impact of increasing and decreasing the capitalization rates by 5%, as the decrease in value resulting from an increase in capitalization rates is less significant than the increase in value resulting from a commensurate decrease in capitalization rates for the properties due to the greater impact of the change in the capitalization rate (denominator) to the upside value. The outside limits of the range necessarily vary, which can also be seen in the other sensitivity disclosures related to the real estate properties that the Company disclosed in conjunction with the estimated value per share and which do not have the same upside and downside impact to the estimated value per share. Thus, the estimated value per share is an approximate mid-range value, as disclosed in the Form 10-K.

As the estimated value per share and the range disclosed in the Form 10-K are based on the actual, final appraised values of the Company’s real estate properties and calculations based on those appraisals, respectively, the Company believes that the estimated value per share and the disclosed range are fair and accurate. As referenced above, the Company provides significant disclosure in the Form 10-K regarding how its estimated value per share was determined and the methodologies and assumptions used. The Company also provides a sensitivity analysis with respect the values of its real estate properties and mortgage debt. Given how close the estimated value per share is to the exact mid-range value, an $0.11 difference, and that the estimated value per share is based on the actual final appraised values of the Company’s real estate properties, the Company respectfully submits that including the above disclosure relating to the adjustments in capitalization rates explaining why future estimated values per share which are not exact mid-range values when the variance is due to the factors described above may add a layer of technical disclosure that would not provide any additional value for investors. Additional disclosure regarding the mathematical calculation of the range may detract from the more significant disclosure relating to the determination of the estimated value per share itself.

However, the Company believes that disclosure of CBRE Cap’s adjustment of the high end of the range because of the triggering of the repayment of asset management fees and the payment of certain incentive fees to the Company’s advisor would provide investors with useful additional information relating the Company’s estimated value per share because of its impact on the calculation of the high end of the range. The Company undertakes to provide disclosure relating to this adjustment in future periodic filings.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel

Jeffrey K. Waldvogel

Chief Financial Officer

cc:	Christine C. Lehr, Esq.

DLA Piper LLP (US)